September 12, 2018

Mr. Chong Khooi You
Chief Executive Officer
Bioplus Life Corp.
No 9 & 10, Jalan P4/8B, Bandar Teknologi Kajang
43500 Semenyih, Selangor D.E.
Malaysia

       Re: Bioplus Life Corp.
           Registration Statement on Form S-1
           Filed August 17, 2018
           File No. 333-226885

Dear Mr. Chong Khooi You:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Management's Discussion and Analysis, page 16

1. Please expand your discussion under results of operations for all periods to describe unusual or infrequent events, significant economic changes, and significant components of revenue and expenses. For example, you state that you realized revenue in the amount of
       $1,260,544 for the six month period ended June 30, 2018 compared to $613,913 for the same period in 2017 due to "an increase in customers purchasing our products." You also state that your gross profit margin for this period in 2018 decreased "because our cost of revenues increased sizably." Please describe the reasons for the material increase in
 Mr. Chong Khooi You
FirstName LastNameMr. Chong Khooi You
Bioplus Life Corp.
Comapany 12, 2018
September NameBioplus Life Corp.
September 12, 2018 Page 2
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FirstName LastName
         customers purchasing your products and the material increase in your cost of revenues.
         See Item 303(a)(3) of Regulation S-K.
2. Please describe the material terms of your bank borrowings. See Item 303(a)(1) of
         Regulation S-K. Also file any such material agreements as exhibits. See Item 601(b)(10)
         of Regulation S-K.
Description of Business, page 18

3. Please clarify whether your customers are retail or wholesale customers or both. Also describe your dependence, if any, on one or a few major customers. See Item
         101(h)(4)(vi) of Regulation S-K.
4. We note your disclosure that you operate exclusively online through your website.
         However, it appears that you do not directly sell your products online. We also note that you refer to multi-level marketing companies on your website. Please describe how you distribute your products, including whether you use multi-level marketing. See Item
         101(h)(4)(ii) of Regulation S-K.
5. Please describe the sources and availability of raw materials and the names of your principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.
6. Please describe the need for any government approval of your principal products or services and the effect of existing or probable governmental regulations on your business.
         See Item 101(h)(4)(viii) and (ix) of Regulation S-K.
Certain Relationships and Related Transactions, page 29

7. For each transaction, please disclose the name of the related person(s) and the basis on which such person is a related person. Also disclose the approximate dollar value of the amount involved in each transaction, as applicable. See Item 404(d) of Regulation S-K.
8. Please disclose the related party transactions described on pages F13, F10, F21, and
         F23 or advise. See Item 404(d) of Regulation S-K.
Security Ownership of Certain Beneficial Owners and Management, page 29

9. Please identify the natural persons who have voting or investment control over the shares held by Greenpro Asia Strategic SPC-Greenpro Asia Strategic Fund SP. Consolidated Statements of Operations and Comprehensive Loss, page F-4

10. Please explain why you have reflected dividends paid as an adjustment to your profit after tax to arrive at your net loss for the year ended December 31, 2016. Note that dividends paid are typically required to be reflected as a decrease to retained earnings or in their absence, paid in capital, rather than as an adjustment to net income
(loss). Please advise
         or revise.
 Mr. Chong Khooi You
FirstName LastNameMr. Chong Khooi You
Bioplus Life Corp.
Comapany 12, 2018
September NameBioplus Life Corp.
September 12, 2018 Page 3
Page 3
FirstName LastName
Consolidated Statements of Cash Flows, page F-5

11. The amounts of the net (loss)profit reflected in your consolidated statements of cash flows for the years ended December 31, 2017 and 2016 of $(42,387) and $40,946, respectively, do not agree to the amounts reflected in your consolidated statements of operations for these periods. Please revise these disclosures to comply with ASC 230-10-
         45-28.
2. Summary of Signficant Accounting Policies
Recent accounting pronouncements, page F-9

12. Based on your disclosure on page F-9, it appears that many of the accounting pronouncements described here are effective for periods beginning after December 15,
         2015 or December 15, 2016. Please clearly disclose the impact of their adoption on your consolidated financial statements.
11. Other Payables and Accrued Liabilities, page F-11

13. Given the materiality of your other payables as of December 31, 2017, which represented approximately 47% of your current liabilities at this date, please revise the notes to your financial statements to explain in further detail the nature and significant terms of these other payables.
12. Income Tax, page F-12

14.      Please revise to disclose the following related to your income taxes:
           Disclose the components of your deferred tax assets, liabilities and any valuation allowance for deferred tax assets as of each balance sheet date presented as required by ASC 740-10-50-2.
           Include a reconciliation of your statutory tax rate to your effective tax rate for each period presented as required by ASC 740-10-50-12.
           Disclose the amounts and related expiration dates for any operating loss or tax credit carryforwards. Refer to the disclosure requirements in ASC 740-10-50-3.
15. Your total provision for income taxes for the year ended December 31, 2017 as disclosed in Note 12 of $67,099 does not agree to the amount reflected in your consolidated statement of operations for this period. Please reconcile and revise these amounts for consistency. Also, please explain why you had no tax provision or tax benefit recognized in your financial statements for the six month periods ended June 30, 2018 and 2017.
Bioplus Life Corp. Consolidated Financial Statements
Note 14. Related Parties Transactions, page F-13

16. Please further describe the nature and significant terms of these related party transactions.
         Refer to ASC 850-10-50-1.
 Mr. Chong Khooi You
Bioplus Life Corp.
September 12, 2018
Page 4
Exhibits

17. Please file any material contracts as exhibits, such as the material leases for your properties. See Item 601(b)(10) of Regulation S-K.
Exhibit 5.1 - Legal Opinion, page 31

18. Please also have counsel opine that the SS Shares "are" duly and validly issued, duly authorized, fully paid and non-assessable. For guidance, see Section II.B.2.h of Staff
      Legal Bulletin No. 19 (CF), which is available on our website.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Linda Cvrkel at 202-551-3813 or Craig Arakawa at 202-551-3650 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                             Sincerely,

FirstName LastNameMr. Chong Khooi You                        Division of
Corporation Finance
                                                             Office of
Beverages, Apparel and
Comapany NameBioplus Life Corp.
                                                             Mining
September 12, 2018 Page 4
cc:       Benjamin L. Bunker, Esq.
FirstName LastName